Exhibit 3.1
Article 1, Section 1.2. of the Bylaws
of
SED International Holdings, Inc., as amended
on September 18, 2007
     SECTION 1.2. Special Meetings. The corporation shall hold a special meeting of shareholders on call of the board of directors or, upon delivery to the corporation’s chief executive officer of a signed and dated written request setting out the purpose or purposes for the meeting, on call of the holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Only business within the purpose or purposes described in the notice of special meeting required by Section 1.4 below may be conducted at a special meeting of the shareholders. Meetings of the shareholders may be held at any time without notice when all the shareholders entitled to vote thereat are present in person or by proxy.